Exhibit 1.02

ABIOMED, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) of ABIOMED, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013.

Our products, which are referred to in this Report collectively as the “Covered Products,” are mechanical circulatory support devices used in the care of heart failure patients. Our Covered Products are integrated systems incorporating materials and assemblies provided by multiple suppliers. We do not purchase Conflict Minerals directly from mines, smelters or refiners, and must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Supply Chain Review

We conducted an inquiry into our supply chain to determine whether any of the Conflict Minerals utilized in our Covered Products originated in the Covered Countries as denoted in Rule 13p-1 and whether any of the Conflict Minerals may be from recycled or scrap sources.

Our review consisted of the following steps:

1.	We undertook an analysis of our bills of material and suppliers to identify parts and subassemblies that we believe could contain one or more Conflict Minerals, specifically tantalum, tin, tungsten and gold which may be used in certain electronic components or mechanical subassemblies.

2.	We identified two suppliers that supplied parts or subassemblies that may contain Conflict Minerals. Most of the parts acquired are off-the-shelf components, although several are made to our specifications (primarily concerned with physical dimensions).

3.	We sent letters of inquiry to each of the identified suppliers asking for written confirmation of any Conflict Minerals used in the parts supplied and, if present, whether the country of origin for the Conflict Minerals was the Democratic Republic of the Congo or an adjacent country. We also made inquiry to our main electronic subassembly supplier in which they confirmed that they are not knowingly procuring materials through conflict regions or sources and they are striving to pursue responsible procurement practices that value corporate social responsibility.

4.	We reviewed the website of suppliers for any publicly available Conflict Minerals Report.

Based on this inquiry and the responses we received from our suppliers, we have concluded that all of our Covered Products are “DRC conflict undeterminable.”